

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2016

Phillip M. Goldberg, Esq.
Foley & Lardner LLP
321 North Clark Street
Suite 2800
Chicago, IL 60654-5313

> **Re:** **Telkonet, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2016 by Peter T. Kross et al.**
> **File No. 1-31972**

Dear Mr. Goldberg:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy statement unless otherwise indicated.

General

1. Please provide disclosure that advises shareholders that by using the proxy card disseminated by Peter Koss, which includes only three nominees, shareholders will not have an opportunity to vote their shares for the remaining two seats up for election.

2. We note disclosure on the proxy card indicating that there is no assurance that any of the candidates who been nominated by the Company will serve as a director if Mr. Koss' nominees are elected. Please provide similar disclosure in the proxy statement itself.

3. Please disclose that each of the nominees has consented to being named in the proxy statement and to serve as a director of the Company if elected. Refer to Exchange Act 14a-4(d)(4).

<u>The Problem and the Solution, page 2</u>

4. Please provide support for the second and third sentences in the first paragraph and second sentence of the second paragraph of this section.

<u>Our Nominees, page 5</u>

5. We note the statement on page 6 that, "in the event that one or more [nominees] are unable to serve or for good cause will not serve, the shares represented by the enclosed WHITE proxy card will be voted for a substitute nominee (or nominees, as the case may be), to the extent this is not prohibited under the Company's charter documents and applicable law." Please confirm for us that should the participants nominate substitute nominees before the meeting, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information that the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions